Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 5, 2009
Item 3	News Release The news release dated November 5, 2009 was disseminated through Marketwire’s Canada and US Timely, Continental Europe Finance and UK Media and Analysts Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported principal project updates and financial highlights from the company’s third quarter of 2009.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 5, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of November, 2009

November 5, 2009	News Release 09-34

SILVER STANDARD REPORTS THIRD QUARTER 2009 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports the following principal project updates and financial highlights from the company’s third quarter of 2009. Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars, unless otherwise noted.

Update on Pirquitas Mine

The company began open pit pre-stripping in July 2008 as well as developing mill and support teams in preparation for continuous operations. This mining activity exposed oxide and transitional ore during the first quarter of 2009 and the ore continued to be stockpiled while the historical jig tailings were fed through the silver circuit during the third quarter.  A total of 13.6 million tonnes of waste and 499,600 tonnes of oxide and transitional ore have been mined as at September 30, 2009.

The silver circuit operated during the third quarter, and in September operating time averaged 93% over 22 consecutive days prior to a scheduled four-day shutdown as the plant proved its mechanical and electrical reliability.  The plant feed to the end of the quarter was comprised of 139,000 tonnes of historical jig tailings ranging in grade from 90 grams/tonne to 465 grams/tonne for an average grade of 166 grams/tonne.

As envisioned in the feasibility study, the historical jig tailings were to provide material to prove the operation of the facility. The metallurgical performance from the jig tailings has been disappointing as a result of the variation in head grade and oxidation precipitates within the jig tailings. This has resulted in inconsistent silver recovery ranging from 30% to 60% and concentrate grades ranging from 900 grams of silver/tonne to in excess of 5 kilograms of silver/tonne.  The company shipped 56,388 ounces of silver in concentrates during the third quarter.

Pirquitas is now feeding oxide ore from the open pit into the mill and expects to achieve silver recoveries of approximately 30% from this mill feed.  The mill will continue to operate on oxide and transitional ore until the first quarter of 2010 when sulphide ore from the open pit will be introduced as mill feed.

As a consequence, Pirquitas is now expected to produce approximately 1 to 1.5 million ounces of silver in 2009 depending on the consistency of the oxide and transitional ore silver recoveries.  Test work on the open pit sulphide ore has confirmed the feasibility study results, and the company plans to provide estimated silver production for 2010 later in the year as production schedules are finalized for the coming year.

During the quarter, approximately $22 million was incurred on construction and mining equipment at the Pirquitas project in Argentina.  To September 30, 2009, $239 million has been expended for the construction of the plant facilities and equipment compared to the previous estimate of $233 million.  The $239 million includes an additional $5 million expended during ramp-up for enhancements made to the original plant design to optimize the silver flotation circuit. With the continuing construction and commissioning of the plant, the company incurred $48.7 million in pre-operating costs for the nine months ended September 30, 2009, of which $18.7 million were incurred during the third quarter. An additional $17.8 million in pre-operating costs were incurred in 2008.

Financial Highlights

●
The company reports a third quarter loss of $0.1 million ($0.00 per share) for the three months ended September 30, 2009 compared to earnings of $12.0 million ($0.19 per share) for the third quarter of 2008.

●
For the three months ended September 30, 2009, Silver Standard incurred $19.8 million for construction, $18.7 million for pre-operating costs and $2.2 million for mining equipment at the Pirquitas Mine.

●
Significant exploration expenditures to advance other projects during the quarter included $8.8 million at the Snowfield Project in Canada; $1.7 million at the San Luis Project in Peru; $1.0 million at the Pitarrilla Project in Mexico; and $0.5 million at the Diablillos Project in Argentina.

●	Cash and cash equivalents decreased from $72.0 million at December 31, 2008 to $42.9 million at September 30, 2009.

Selected Financial Data
($000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial position of the company for the nine months ended September 30, 2009 and September 30, 2008 and the audited figures at December 31, 2008.

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Earnings (loss) for period	(95)	11,951	(4,067)	8,366
Loss per share	(0.00)	0.19	(0.06)	0.13
Cash used in operating activities	(5,677)	(10,908)	(19,073)	(19,036)
Cash generated by financing activities	47,906	218	142,865	138,188
Cash used in investing activities	(52,178)	(34,382)	(152,919)	(63,959)

Financial Position	September 30, 2009		December 31, 2008
Cash and cash equivalents	42,886		72,013
Marketable securities	11,037		10,923
Current assets – total	63,725		86,814
Current liabilities - total	36,689		45,328
Working capital	27,036		41,486
Total assets	718,259		567,905

Principal Project Updates

San Luis, Ancash, Peru

A draft of the feasibility study on placing the project into production has been completed and is under review.  The results of the feasibility study will be released following completion of the review and resolution of any issues arising out of the review.  Silver Standard currently holds a 55% interest in the San Luis Joint Venture and will increase that interest to 70% on finalization of the feasibility study.  The company has the right to increase its interest to 80% by placing the San Luis project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

An environmental impact study has also been initiated and is scheduled to be completed in 2010. The joint venture is currently negotiating long-term land access agreements for the project.

A total of $1,737,000 was spent on the San Luis Project in Peru during the quarter compared to $2,021,000 in the same quarter of the prior year.

Pitarrilla, Durango, Mexico

During the third quarter, the company spent a total of $980,000 on the Pitarrilla Project in Mexico compared to $5,573,000 in the same quarter of the prior year.  Project scoping studies are underway, to be followed, if warranted, by a pre-feasibility study on open-pit and underground bulk mining opportunities. Metallurgical testwork on recoveries of the open-pit, oxide-sulfide material is currently in progress.  Pitarrilla is 100%-owned by Silver Standard and is among the largest silver discoveries in the last decade.

Diablillos, Salta, Argentina

During the quarter, the company continued engineering studies on its wholly-owned, silver-gold Diablillos Project. In the quarter, a total of $476,000 was spent, compared to $1,409,000 in the same period of the prior year.

Snowfield, British Columbia, Canada

During the third quarter, the company completed 41,624 meters in 79 holes at the 100%-owned Snowfield Project. The project, located in northwestern British Columbia, hosts a significant gold resource at the Snowfield Zone comprised of measured and indicated gold resources totalling 4,362,000 ounces, and inferred gold resources of 14,276,000 ounces, using a cut-off grade of 0.5 grams of gold-equivalent per tonne.

The primary objective of the 2009 program was to drill the Snowfield Zone on 100-meter centers and convert inferred gold resources into measured and indicated resources. In addition, the company drill-tested a number of prospective targets in the Brucejack Area, about six kilometers south of the Snowfield Zone. The 2009 program was very successful in discovering and expanding various gold targets.

Work is underway to complete an updated NI 43-101 mineral resource estimate for the Snowfield Zone and Brucejack area.   Data from nearly 900 historical diamond drill holes drilled from surface and underground in the Brucejack area will be incorporated into this mineral resource estimate. Completion of the work is expected in the fourth quarter.

A total of $8,827,000 was spent at the wholly-owned gold project, compared to $4,493,000 in the same period in 2008.

Management Discussion & Analysis and Conference Call

For the full Third Quarter 2009 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review Third Quarter 2009 financial results and project activities is scheduled on Friday, November 6, 2009 at 11:00 a.m. EST.

Toll-free in North America:                                                                (800) 967-7185
All other calls:                                                                                     (719) 325-2320

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/presentations.cfm.

The call will be archived and available at www.silverstandard.com after November 6, 2009.
Audio replay will be available for one week by calling:

Toll-free in North America:                                                                      (888) 203-1112, replay passcode 2044076.
Overseas callers may dial:                                                                        (719) 457-0820, replay passcode 2044076.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements and production estimates are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, variations in production estimates due to varying grade, tonnage, dilution and metallurgical and other characteristics,  litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)